Exhibit 99.1

AGM Group Announces Strategic Partnership with Meten for Blockchain and Cryptocurrency Mining Business

BEIJING, October 26, 2021, (PRNewswire) – AGM Group Holdings Inc. (“AGMH” or the “Company”) (NASDAQ: AGMH), an integrated technology company focusing on providing fintech software services and producing high-performance hardware and computing equipment, today announced it has entered into a strategic partnership with Meten Holding Group Ltd. (“Meten”) (NASDAQ: METX).

The partnership will primarily focus on research and development support for blockchain applications, and in establishing a supply chain for cryptocurrency mining. The agreement includes an initial order from Meten for 1,500 Bitcoin mining machines worth US$12 million. Meten also has an option to purchase additional machines.

AGMH through its strategic partnership with HighSharp (Shenzhen Gaorui) Electronic Technology Co., Ltd (“HighSharp”) has built a cutting-edge R&D capability with engineers who are experts in blockchain and related technologies, which is also the major reason why Meten chose to partner with AGMH.

Mr. Chenjun Li, Co-Chief Executive Officer of AGMH, commented, “We are delighted to partner with Meten to further develop a blockchain ecosystem that integrates technology, products, sales and service. Building on our recently announced AGMH-HighSharp partnership, we see growing demand for our high-performance mining hardware and related computing equipment. These partnerships further validate our position in the cryptocurrency mining world. Looking ahead, we are optimistic in our ability to help mining clients to augment their computing power, enabling their success in the rapidly growing cryptocurrency industry while generating value for our shareholders.”

Mr. Jason Zhao, Co-Founder and Executive Director of Meten, said: “We are thrilled to be working with AGMH. With respective strengths, we believe our partnership will further unlock the full potential of the blockchain and cryptocurrency business, putting both of us on the best path to success.”

About AGM Group Holdings Inc.

Incorporated in April 2015 and headquartered in Beijing, China, AGM Group Holdings Inc. (NASDAQ: AGMH) is an integrated technology company focusing on providing fintech software services and producing high-performance hardware and computing equipment. AGMH's mission is to become one of the key participants and contributors in the global fintech and blockchain ecosystem. For more information, please visit www.agmprime.com.

About Meten Holding Group Inc.

Meten Holding Group Ltd., formerly known as Meten EdtechX Education Group Ltd., is one of the leading omnichannel English language training ("ELT") service providers in China, delivering English language and skills training for Chinese students and professionals. In addition to strengthening its position in the ELT service industry in China, Meten actively explores the blockchain and cryptocurrency mining business outside China, with a long-term goal of creating value across the cryptocurrency industry. Meten expects to engage in businesses related to blockchain and metaverse in North America and other countries and areas around the world (not including China), including cryptocurrency mining, mining farm construction, and mining pool and data center operation. The Company is committed to strengthen its competitive position in the industry and to be a leading technology driven blockchain and metaverse company.

For more information, please visit: https://investor.metenedu-edtechx.com.

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management's current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For more information, please contact:

In China:

At the Company:

Email: ir@agmprime.com

The Blueshirt Group
Ms. Feifei Shen
Phone: +86 13466566136
Email: feifei@blueshirtgroup.com

The Blueshirt Group
Ms. Suwen Feng
Phone: +86 139-1711-0134
Email: suwen@blueshirtgroup.com

In the United States:

The Blueshirt Group
Ms. Julia Qian
Phone: +1 973-619-3227
Email: Julia@blueshirtgroup.com